Exhibit 99.19

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror or ERA nor is it a solicitation of any vote or approval in any jurisdiction.

Caterpillar Inc.	Caterpillar (Luxembourg) Investment Co. S.A.
(A Delaware corporation)	(Incorporated in Luxembourg with limited liability)

(formerly known as “ERA Holdings Global Limited ”)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8043)

JOINT ANNOUNCEMENT

VOLUNTARY CONDITIONAL OFFER BY
CITIGROUP GLOBAL MARKETS ASIA LIMITED ON BEHALF OF
CATERPILLAR (LUXEMBOURG) INVESTMENT CO. S.A.,
AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
CATERPILLAR INC., TO ACQUIRE ALL OF THE ISSUED SHARES
IN THE SHARE CAPITAL OF ERA MINING MACHINERY LIMITED

AND

FOR THE CANCELLATION OF ALL THE OUTSTANDING
SHARE OPTIONS OF ERA MINING MACHINERY LIMITED

REMINDER OF THE CLOSING OF THE OFFERS

TRANSFER OF LOAN NOTES

Financial Adviser to the Offeror and Caterpillar	Joint Financial Advisers to ERA

ERA SHAREHOLDERS ARE REMINDED THAT THE CLOSING DATE OF THE OFFERS IS 4 JUNE 2012.

As stated in the announcement made by the Offeror, Caterpillar and ERA dated 21 May 2012, the Offers have become unconditional in all respects and the latest time and date for acceptance of the Offers is 4:00 p.m. on 4 June 2012.

As at 4:00 p.m. on 31 May 2012, the Offeror has received valid acceptances of: (i) the Share Offer in respect of 5,585,921,674 Shares (representing approximately 98.20% of the issued share capital of ERA and the Disinterested Shares), which include acceptances in respect of Shares the subject of the Irrevocable Undertakings; and (ii) the Option Offer in respect of 293,598,719 Options to subscribe for 293,598,719 Shares (representing approximately 98.26% of all Options).

1.              INTRODUCTION

Reference is made to the composite document dated 30 April 2012 jointly issued by the Offeror, Caterpillar and ERA in relation to the Share Offer and Option Offer (the “Composite Document”) and the joint announcement dated 21 May 2012 by the Offeror, Caterpillar and ERA declaring that the Offers have become unconditional in all respects.

Terms defined in the Composite Document have the same meanings herein unless the context requires otherwise.

2.              CLOSING OF THE OFFERS AND ACCEPTANCE LEVEL

As stated in the announcement made by the Offeror, Caterpillar and ERA dated 21 May 2012, the Offers have become unconditional in all respects and the latest time and date for acceptance of the Offers is 4:00 p.m. on 4 June 2012.

As at 4:00 p.m. on 31 May 2012, the Offeror has received valid acceptances of: (i) the Share Offer in respect of 5,585,921,674 Shares (representing approximately 98.20% of the issued share capital of ERA and the Disinterested Shares), which include acceptances in respect of Shares the subject of the Irrevocable Undertakings; and (ii) the Option Offer in respect of 293,598,719 Options to subscribe for 293,598,719 Shares (representing approximately 98.26% of all Options).

Each Controlling Shareholder and Director Shareholder has tendered or procured the tender of the requisite number of Shares to the Share Offer pursuant to the Irrevocable Undertakings and MML has elected to receive the Loan Note Alternative in respect of a total of 1,570,504,217 Shares, representing 60% of the Shares held by it and approximately 27.61% of the Disinterested Shares.

Immediately prior to the commencement of the Offer Period on 10 November 2011, none of the Offeror nor any of its Concert Parties held, controlled or directed any Shares or any rights over Shares. Save for the acceptances of the Offers described above, which include acceptances under the Share Offer in respect of Shares the subject of the Irrevocable Undertakings, the Offeror and its Concert Parties have not acquired or agreed to acquire any Shares or rights over Shares during the Offer Period. Neither the Offeror nor any of its Concert Parties has borrowed or lent any relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in ERA during the Offer Period.

3.              SUSPENSION OF TRADING OF SHARES

Trading in the Shares has been suspended with effect from 9:00 a.m. on 22 May 2012 and will continue to be suspended until the withdrawal of the listing of the Shares.

4.              THE SHARE OFFER REMAINS OPEN FOR ACCEPTANCE

The Offeror reminds the Disinterested Shareholders holding physical share certificates who wish to accept the Share Offer should complete and sign the WHITE Form of Share Offer Acceptance and forward it, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), to the Registrar at 12th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong as soon as possible but in any event not later than 4:00 p.m. on 4 June 2012. If you do not have a WHITE Form of Share Offer Acceptance and wish to accept the Share Offer, please contact the Registrar.

It is important that Disinterested Shareholders holding Shares through intermediaries or nominees and intending to accept the Share Offer should consult their intermediaries or nominees as to the timetable and the proper acceptance procedure relating to the Share Offer. Disinterested Shareholders intending to accept the Share Offer should also request a written confirmation from their intermediaries or nominees of acceptance instructions.

5.              TRANSFER OF LOAN NOTES

According to the Composite Document, ERA Shareholders will be notified of details of the transfer agent to be appointed by the Offeror and the procedures for the initial transfer of Loan Notes by a nominee (including but not limited to HKSCC Nominees Limited).

The Offeror has appointed Boardroom Share Registrars (HK) Limited (the “Transfer Agent”) as its transfer agent in respect of the Loan Notes. Details of the procedures for the transfer of Loan Notes by a nominee are set out below.

If you are holding Shares through CCASS via your broker or custodian bank and you elect to receive the Loan Note Alternative:

You will need to provide your broker or custodian bank with written authorisation to withdraw the issued Loan Notes from CCASS and transfer the Loan Notes into your name.

If you are holding Shares through CCASS as an investor participant and you elect to receive the Loan Note Alternative:

You will need to submit withdrawal instructions via the CCASS Phone System or CCASS Internet System instructing HKSCC Nominees Limited to withdraw the issued Loan Notes from CCASS and transfer the Loan Notes into the relevant ERA Shareholder’s own name.

You may transfer the Loan Notes into your name by lodging the Loan Note certificate with the Transfer Agent at 12th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong between 9:00 a.m. and 4:30 p.m. on Mondays to Fridays (except on public holidays). The Loan Note certificate will be available for collection within ten business days of the day the Loan Note certificate is lodged.

If you hold Shares through a nominee other than HKSCC Nominees Limited:

The Loan Notes to be issued to you will be issued in the name of the registered owner of such Shares. There is no obligation to transfer the Loan Notes issued in the name of a nominee other than HKSCC Nominees Limited to you but you may choose for this to take place at any time between the issue of the Loan Notes to the nominee and the redemption of the Loan Notes in full. You may provide the nominee with written authorization instructing the nominee to transfer the Loan Notes into your name. In this case, they will need to provide the nominee with written authorisation instructing the nominee to transfer the Loan Notes into the relevant ERA Shareholder’s own name.

Any fees incurred in respect of an initial transfer of Loan Notes as set out above shall be borne by the Offeror. Any subsequent transfer of Loan Notes shall incur a fee of HK$1,000, which shall be payable by or on behalf of the transferor directly to the Transfer Agent by cheque made out to Caterpillar (Luxembourg) Investment Co. S.A..

ERA Shareholders are recommended to consult their professional advisers if they are in any doubt as to the above procedures.

All time references contained in this announcement are to Hong Kong time.

By Order of the Board	By Order of the Board
Caterpillar (Luxembourg) Investment Co. S.A. Francois OGGIER Director	ERA Mining Machinery Limited Emory WILLIAMS Chairman

Hong Kong, 31 May 2012

This announcement does not constitute an offer or an invitation to purchase any securities. The Share Offer and Option Offer have been made solely by means of the Composite Document and the Forms of Acceptance accompanying the Composite Document, which contain the full terms and conditions of the Share Offer and Option Offer including details of how they may be accepted.

The Loan Note Alternative is conditional on the Share Offer and Option Offer becoming or being declared unconditional in all respects and will remain open for so long as the Share Offer and Option Offer remain open for acceptance. Full details of the Loan Note Alternative are contained in the Composite Document.

The Loan Notes and the related guarantee have not been, and absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver, will not be, offered, sold or delivered, directly or indirectly into any jurisdiction where to do so would constitute a violation thereof or a violation of any other relevant laws of such jurisdiction.

Notice to US holders of Shares:

The Share Offer has been made for the securities of a Cayman company and is subject to Hong Kong disclosure requirements, which are different from those of the United States. Other than the financial information of the Caterpillar Group, which has been prepared in accordance with US GAAP, the financial information included in the Composite Document has been prepared in accordance with accounting principles of Hong Kong Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for US holders of Shares to enforce their rights and claims arising out of the US federal securities laws, since the Offeror and ERA are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. US holders of Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal Hong Kong practice and pursuant to Rule 14e-5(b) of the US Exchange Act, the Offeror or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the United States, other than pursuant to the Share Offer and Option Offer, before or during the period in which the Share Offer and Option Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be reported to the SFC and will be available on the SFC website at http://www.sfc.hk/.

The Offeror Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the ERA Group and the Controlling Shareholders) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of the Offeror is comprised of Mr. Francois OGGIER, Mr. Christopher HONDA and Mr. Michael CURRAN.

The ERA Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Offeror and its Concert Parties and Citigroup) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the Offeror and its Concert Parties and Citigroup) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the executive directors of ERA are Mr. Emory WILLIAMS, Mr. LEE Jong-Dae, Mr. LI Rubo and Mr. WANG Fu; the non-executive directors of ERA are Dr. Phil Qiu JIN and Mr. Christopher John PARKER; and the independent non-executive directors of ERA are Mr. David Marc BOULANGER, Mr. CHAN Sze Hon and Mr. DONG Xiangge.

The Caterpillar Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the ERA Group and the Controlling Shareholders) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of Caterpillar is comprised of Mr. David L. CALHOUN, Mr. Daniel M. DICKINSON, Mr. Eugene V. FIFE, Mr. Juan GALLARDO, Mr. David R GOODE, Mr. Jesse J. GREENE Jr., Mr. Jon M. HUNTSMAN Jr., Mr. Peter A. MAGOWAN, Mr. Dennis A. MUILENBURG, Mr. Douglas R. OBERHELMAN, Mr. William A. OSBORNE, Mr. Charles D. POWELL, Mr. Edward B. RUST Jr., Ms. Susan C. SCHWAB, Mr. Joshua I. SMITH and MR. Miles D. WHITE.